SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

(Amendment No. 1)*

Hospitality Investors Trust, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

44107J108
(CUSIP Number)

A.J. Silber
Brookfield Asset Management Inc.
Brookfield Place, Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario M5J2T3
Telephone: (416) 359-8598
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Steven L. Wilner, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
(212) 225-2000
February 27, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 30 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44107J108	13D	Page 2 of 29 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
11,210,383.22*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
11,210,383.22*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,210,383.22*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.11%**

14	TYPE OF REPORTING PERSON
CO

*See Item 5.
** The calculation is based on 50,708,549.22 shares of Common Stock (as defined herein) outstanding, which includes (i) the 39,618,833 shares of Common Stock outstanding as of December 26, 2017 (which includes the 7,576 Restricted Shares (as defined below) granted to BSREP II Board (as defined below) subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer (as defined below) as described below in Item 5), as set forth in the Issuer’s Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on December 26, 2017 less the 113,091 shares of Common Stock purchased by the Issuer as set forth in the Schedule TO and (ii) 11,202,807.22 shares of Common Stock issuable upon redemption of OP Units (as defined herein) deliverable upon conversion of the Class C Units (as defined herein).

CUSIP No. 44107J108	13D	Page 3 of 29 Pages

1	NAMES OF REPORTING PERSONS
Partners Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
11,210,383.22*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
11,210,383.22*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,210,383.22*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.11%**

14	TYPE OF REPORTING PERSON
CO

* See Item 5.
** The calculation is based on 50,708,549.22 shares of Common Stock outstanding, which includes (i) the 39,618,833 shares of Common Stock outstanding as of December 26, 2017 (which includes the 7,576 Restricted Shares granted to BSREP II Board subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as set forth in the Issuer’s Schedule TO filed with the SEC on December 26, 2017 less the 113,091 shares of Common Stock purchased by the Issuer as set forth in the Schedule TO and (ii) 11,202,807.22 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 4 of 29 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Holdings Canada Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
11,210,383.22*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
11,210,383.22*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,210,383.22*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.11%**

14	TYPE OF REPORTING PERSON
CO

* See Item 5.
** The calculation is based on 50,708,549.22 shares of Common Stock outstanding, which includes (i) the 39,618,833 shares of Common Stock outstanding as of December 26, 2017 (which includes the 7,576 Restricted Shares granted to BSREP II Board subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as set forth in the Issuer’s Schedule TO filed with the SEC on December 26, 2017 less the 113,091 shares of Common Stock purchased by the Issuer as set forth in the Schedule TO and (ii) 11,202,807.22 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 5 of 29 Pages

1	NAMES OF REPORTING PERSONS
Brookfield US Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
11,210,383.22*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
11,210,383.22*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,210,383.22*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.11%**

14	TYPE OF REPORTING PERSON
CO

* See Item 5.
** The calculation is based on 50,708,549.22 shares of Common Stock outstanding, which includes (i) the 39,618,833 shares of Common Stock outstanding as of December 26, 2017 (which includes the 7,576 Restricted Shares granted to BSREP II Board subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as set forth in the Issuer’s Schedule TO filed with the SEC on December 26, 2017 less the 113,091 shares of Common Stock purchased by the Issuer as set forth in the Schedule TO and (ii) 11,202,807.22 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 6 of 29 Pages

1	NAMES OF REPORTING PERSONS
Brookfield US Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
11,210,383.22*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
11,210,383.22*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,210,383.22*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.11%**

14	TYPE OF REPORTING PERSON
CO

* See Item 5.
** The calculation is based on 50,708,549.22 shares of Common Stock outstanding, which includes (i) the 39,618,833 shares of Common Stock outstanding as of December 26, 2017 (which includes the 7,576 Restricted Shares granted to BSREP II Board subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as set forth in the Issuer’s Schedule TO filed with the SEC on December 26, 2017 less the 113,091 shares of Common Stock purchased by the Issuer as set forth in the Schedule TO and (ii) 11,202,807.22 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 7 of 29 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Property Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
11,210,383.22*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
11,210,383.22*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,210,383.22*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.11%**

14	TYPE OF REPORTING PERSON
OO

* See Item 5.
** The calculation is based on 50,708,549.22 shares of Common Stock outstanding, which includes (i) the 39,618,833 shares of Common Stock outstanding as of December 26, 2017 (which includes the 7,576 Restricted Shares granted to BSREP II Board subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as set forth in the Issuer’s Schedule TO filed with the SEC on December 26, 2017 less the 113,091 shares of Common Stock purchased by the Issuer as set forth in the Schedule TO and (ii) 11,202,807.22 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 8 of 29 Pages

1	NAMES OF REPORTING PERSONS
BUSC Finance LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
11,210,383.22*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
11,210,383.22*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,210,383.22*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.11%**

14	TYPE OF REPORTING PERSON
OO

* See Item 5.
** The calculation is based on 50,708,549.22 shares of Common Stock outstanding, which includes (i) the 39,618,833 shares of Common Stock outstanding as of December 26, 2017 (which includes the 7,576 Restricted Shares granted to BSREP II Board subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as set forth in the Issuer’s Schedule TO filed with the SEC on December 26, 2017 less the 113,091 shares of Common Stock purchased by the Issuer as set forth in the Schedule TO and (ii) 11,202,807.22 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 9 of 29 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Strategic Real Estate Partners II GP OF GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
11,210,383.22*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
11,210,383.22*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,210,383.22*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.11%**

14	TYPE OF REPORTING PERSON
OO

* See Item 5.
** The calculation is based on 50,708,549.22 shares of Common Stock outstanding, which includes (i) the 39,618,833 shares of Common Stock outstanding as of December 26, 2017 (which includes the 7,576 Restricted Shares granted to BSREP II Board subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as set forth in the Issuer’s Schedule TO filed with the SEC on December 26, 2017 less the 113,091 shares of Common Stock purchased by the Issuer as set forth in the Schedule TO and (ii) 11,202,807.22 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 10 of 29 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Strategic Real Estate Partners II GP L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
11,210,383.22*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
11,210,383.22*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,210,383.22*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.11%**

14	TYPE OF REPORTING PERSON
PN

* See Item 5.
** The calculation is based on 50,708,549.22 shares of Common Stock outstanding, which includes (i) the 39,618,833 shares of Common Stock outstanding as of December 26, 2017 (which includes the 7,576 Restricted Shares granted to BSREP II Board subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as set forth in the Issuer’s Schedule TO filed with the SEC on December 26, 2017 less the 113,091 shares of Common Stock purchased by the Issuer as set forth in the Schedule TO and (ii) 11,202,807.22 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 11 of 29 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
11,210,383.22*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
11,210,383.22*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,210,383.22*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.11%**

14	TYPE OF REPORTING PERSON
OO

* See Item 5.
** The calculation is based on 50,708,549.22 shares of Common Stock outstanding, which includes (i) the 39,618,833 shares of Common Stock outstanding as of December 26, 2017 (which includes the 7,576 Restricted Shares granted to BSREP II Board subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as set forth in the Issuer’s Schedule TO filed with the SEC on December 26, 2017 less the 113,091 shares of Common Stock purchased by the Issuer as set forth in the Schedule TO and (ii) 11,202,807.22 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

Schedule 13D/A

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on April 10, 2017 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Common Stock.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

The Reporting Persons are filing this amendment to reflect their new percentage of beneficial ownership of the Issuer, which has increased as a result of (i) the issuance by the Issuer to the Brookfield Investor of 116,949.15 Class C Units on June 30, 2017, 118,443.50 Class C Units on September 29, 2017 and 119,956.95 Class C Units on December 29, 2017 as payments-in-kind for the quarterly distributions declared on Class C Units pursuant to the A&R LPA, (ii) the issuance by the Issuer to the Brookfield Investor of 716,481.11 Class C Units on February 27, 2018 in connection with the First Follow-On Funding, (iii) the issuance by the Issuer to the Brookfield Investor of 978,434.14 Class C Units on February 27, 2018 in connection with an Other Funding (as defined below) and (iv) the grant by the Issuer to BSREP II Hospitality II Board LLC, a wholly-owned subsidiary of the Brookfield Investor, of 7,576 shares of Common Stock, subject to forfeiture in respect of Lowell G. Baron’s and Bruce G. Wiles’ service as directors of the Issuer.

Item 1.	Security and Issuer

This Amendment amends and restates the entirety of Item 1 of the Original Schedule 13D as set forth below.

This Schedule 13D (the “Schedule 13D”) relates to the common stock of Hospitality Investors Trust, Inc. (the “Issuer” or the “Company”), par value $0.01 per share (the “Common Stock”). The principal executive office of the Issuer is located at 450 Park Avenue, Suite 1400, New York, New York, 10022.

Item 2.	Identity and Background

This Amendment amends and restates the entirety of Item 2 of the Original Schedule 13D as set forth below.

a.	This 13D is being filed by each of the following persons (each, a “Reporting Person”, and, collectively, the “Reporting Persons”):

i.	Brookfield Asset Management Inc. (“BAM”), a corporation formed under the laws of the Province of Ontario;

ii.
Partners Limited (“Partners Limited”), a corporation formed under the laws of the Province of Ontario that holds 867,495 class A limited voting shares of BAM, representing approximately 0.1% of such shares, and 85,120 class B limited voting shares of BAM, representing 100% of such shares;

iii.	Brookfield Holdings Canada Inc. (“BHC”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of BAM;

iv.	Brookfield US Holdings Inc. (“BUSHI”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of BHC;

v.	Brookfield US Corporation (“BUSC”), a Delaware corporation and a wholly-owned subsidiary of BUSHI;

vi.	BUSC Finance LLC (“BUSC Finance”), a Delaware limited liability company and a wholly-owned subsidiary of BUSC;

Page 12 of 29 Pages

vii.	Brookfield Property Group LLC (“BPG”), a Delaware limited liability company and a wholly-owned subsidiary of BUSC Finance;

viii.
Brookfield Strategic Real Estate Partners II GP OF GP LLC (“Ultimate GP”), a Delaware limited liability company, a wholly-owned subsidiary of BPG and the general partner of BSREP II GP (as defined below);

ix.	Brookfield Strategic Real Estate Partners II GP L.P. (“BSREP II GP”), a Delaware limited partnership and the sole manager of the Brookfield Investor (as defined below); and

x.
Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (the “Brookfield Investor”), a Delaware limited liability company and owner of 100% of the outstanding Class C Units of the OP (as defined below).

Schedule I with respect to BAM, Schedule II with respect to Partners Limited, Schedule III with respect to BHC, Schedule IV with respect to BUSHI, Schedule V with respect to BUSC, Schedule VI with respect to BUSC Finance, Schedule VII with respect to BPG, Schedule VIII with respect to Ultimate GP, Schedule IX with respect to BSREP II GP, and Schedule X with respect to the Brookfield Investor set forth lists of all of the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person.

b.
The principal business address of each of BAM, Partners Limited, BHC and BUSHI is 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3. The principal address of each of BUSC, BUSC Finance, BPG, Ultimate GP, BSREP II GP and the Brookfield Investor is Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023.

Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, Schedule VI, Schedule VII, Schedule VIII, Schedule IX, and Schedule X set forth the principal business address of each Scheduled Person.

c.
The principal business of BAM is to own and operate assets with a focus on property, renewable power, infrastructure and private equity. The principal business of each of Partners Limited, BHC, BUSC, BUSC Finance, BPG and BUSHI is to serve as a holding company. The principal business of each of Ultimate GP and BSREP II GP is to serve as general partner or manager, as applicable, for a variety of certain private investment vehicles, including the Brookfield Investor. The principal business of the Brookfield Investor is to serve as a special purpose entity for the purpose of making certain investments, including investments in the Company.

Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, Schedule VI, Schedule VII, Schedule VIII, Schedule IX, and Schedule X set forth the principal occupation or employment of each Scheduled Person.

d.
During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Scheduled Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

e.
Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, Schedule VI, Schedule VII, Schedule VIII, Schedule IX, and Schedule X set forth the citizenships of each of the Scheduled Persons who is a natural person.

Page 13 of 29 Pages

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is amended by adding the following paragraph beneath the third paragraph under the subheading entitled “Follow-On Fundings”:

Pursuant to, and subject to the terms and conditions of, the SPA, the amount of Class C Units the Issuer can cause the Brookfield Investor to purchase in the First Follow-On Funding is limited to the number of Class C Units that would be sufficient to reduce, upon redemption, the Grace Preferred Equity Interests to approximately $223.5 million, which is 716,481.11 Class C Units as of February 27, 2018. On February 27, 2018, the Issuer caused the Brookfield Investor to purchase pursuant to the First Follow-On Funding 716,481.11 Class C Units, which constitutes the Issuer’s full exercise of its right to cause the First Follow-On Funding. Pursuant to, and subject to the terms and conditions of, the SPA, as described above, on or prior to February 27, 2019, in one or more transactions, the Issuer can cause the Brookfield Investor to purchase up to an amount equal to the difference between the then-unfunded portion of the Brookfield Investor’s $400.0 million funding commitment and the then-outstanding amount of the Grace Preferred Equity Interests (each such transaction, an “Other Funding”). On February 27, 2018, the Issuer caused the Brookfield Investor to purchase pursuant to an Other Funding 978,434.14 Class C Units. As a result of the foregoing transactions, the Brookfield Investor owns 11,202,807.22 Class C Units (adjusted by .01 unit due to rounding).

 Item 4 of the Original Schedule 13D is amended by adding the following paragraphs beneath the fourth paragraph under the subheading “Distributions” under the subheading “Terms of the Class C Units”:

On June 30, 2017, the Brookfield Investor received 116,949.15 Class C Units as a payment-in-kind dividend on 9,152,542.37 Class C Units owned by the Brookfield Investor at the time of the dividend payment date in accordance with the terms of the Amended & Restated Agreement of Limited Partnership of OpCo filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on March 31, 2017. As a result of the foregoing transactions, the Brookfield Investor owned 9,269,491.53 Class C Units (adjusted by .01 unit due to rounding) on June 30, 2017.

On September 29, 2017, the Brookfield Investor received 118,443.50 Class C Units as a payment-in-kind dividend on 9,269,491.53 Class C Units (adjusted by .01 unit due to rounding) owned by the Brookfield Investor at the time of the dividend payment date in accordance with the terms of the Amended & Restated Agreement of Limited Partnership of OpCo. As a result of the foregoing transactions, the Brookfield Investor owned 9,387,935.02 Class C Units (adjusted by .01 unit due to rounding) on September 29, 2017.

On December 29, 2017, the Brookfield Investor received 119,956.95 Class C Units as a payment-in-kind dividend on 9,387,935.02 Class C Units (adjusted by .01 unit due to rounding) owned by the Brookfield Investor at the time of the dividend payment date in accordance with the terms of the Amended & Restated Agreement of Limited Partnership of OpCo. As a result of the foregoing transactions, the Brookfield Investor owned 9,507,891.97 Class C Units (adjusted by .01 unit due to rounding) on December 29, 2017.

Item 4 of the Original Schedule 13D is amended by adding the following paragraphs beneath the fourth paragraph under the subheading “Directors”:

BSREP II Hospitality II Board LLC, a Delaware limited liability company ("BSREP II Board"), is a wholly-owned subsidiary of the Brookfield Investor. The Brookfield Investor has the right to designate two appointees to the Board pursuant to its rights as holder of the Redeemable Preferred Share, par value $0.01 per share, of the Issuer. Lowell Grant Baron and Bruce G. Wiles serve as directors on the Board at the request of the Brookfield Investor.

On July 3, 2017, the Issuer granted BSREP II Board 7,576 shares of the Issuer's common stock, par value $0.01, subject to forfeiture (the "Restricted Shares") in respect of Mr. Baron's and Mr. Wiles's service as directors of the Issuer. The Restricted Shares vest on the earliest of (i) the date of the annual meeting of the Board in 2018; (ii) July 3, 2018; and (iii) a Change in Control, as such term is defined in the Amended and Restated Employee and Director Incentive Restricted Share Plan of the Issuer, provided that, as of each such date, BSREP II Board or its affiliate retains the right to appoint designees to the Board. The Brookfield Investor owns such 7,576 Restricted Shares through its wholly-owned subsidiary BSREP II Board.

Page 14 of 29 Pages

Item 5.	Interest in Securities of the Issuer

This Amendment amends and restates the entirety of Item 5 of the Original Schedule 13D as set forth below.

(a), (b) The following sentences assume that there is a total of 50,708,549.22 shares of Common Stock outstanding, which includes (i) the 39,618,833 shares of Common Stock outstanding as of December 26, 2017 (which includes the 7,576 Restricted Shares granted to BSREP II Board subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer), as set forth in the Issuer’s Schedule TO less the 113,091 shares of Common Stock purchased by the Issuer as set forth in the Schedule TO and (ii) 11,202,807.22 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of Class C Units .  The Brookfield Investor directly holds 11,202,807.22 Class C Units, which are convertible into OP Units at any time at the option of the Brookfield Investor at the Conversion Price. OP Units are, in turn, generally redeemable for shares of the Common Stock on a one-for-one-basis or the cash value of a corresponding number of shares of Common Stock, at the election of the Issuer, in accordance with the terms of the A&R LPA.  The Brookfield Investor also holds 7,576 Restricted Shares through its wholly-owned subsidiary BSREP II Board. Accordingly, the Brookfield Investor may be deemed to beneficially own 11,210,383.22 shares of Common Stock as of the date hereof, which constitutes 22.11% of the outstanding Common Stock.

As sole manager of the Brookfield Investor, BSREP II GP may be deemed to beneficially own all 11,202,807.22 Class C Units and 7,576 Restricted Shares as described above owned by the Brookfield Investor. As direct and indirect controlling persons of BSREP II GP, each of BAM, Partners Limited,  BHC, BUSHI, BUSC, BUSC Finance, BPG and Ultimate GP may be deemed to share with BSREP II GP beneficial ownership of such shares of Common Stock underlying such Class C Units and such Restricted Shares.

None of the Reporting Persons has sole voting or investment power with respect to any shares of Common Stock.

 (c) Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not Applicable.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to include the following:

Exhibit 11
First Follow-On Funding Notice dated as of January 12, 2018, by and among Hospitality Investors Trust Operating Partnership, L.P. and Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (filed herewith)

Page 15 of 29 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2018

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Vice President, Legal Affairs and Corporate Secretary

PARTNERS LIMITED

By:	/s/ Brian Lawson
Name:	Brian Lawson
Title:	President

BROOKFIELD HOLDINGS CANADA INC.

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Vice President

BROOKFIELD US HOLDINGS INC.

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Vice President

BROOKFIELD US CORPORATION

By:	/s/ Josh Zinn
Name:	Josh Zinn
Title:	Vice President

BROOKFIELD PROPERTY GROUP LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Vice President and Secretary

Page 16 of 29 Pages

BUSC FINANCE LLC

By:	/s/ Josh Zinn
Name:	Josh Zinn
Title:	Vice President

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II GP OF GP LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Vice President and Secretary

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II GP L.P.

By: BROOKFIELD STRATEGIC REAL ESTATE
PARTNERS II GP OF GP LLC, its general partner

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Vice President and Secretary

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II HOSPITALITY REIT II LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Vice President and Secretary

Page 17 of 29 Pages

SCHEDULE I

Brookfield Asset Management Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	2300 Meadowvale Road, Mississauga, Ontario, L5N 5P9, Canada	President and Chief Executive Officer of General Electric Canada Company Inc.	Canada and U.S.A.

Jeffrey M. Blidner, Director and Vice Chairman	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chairman of BAM	Canada

Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260	President & Founder of The Braly Group, LLC	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Marcel R. Coutu, Director	335 8th Avenue SW, Suite 1700 Calgary, Alberta T2P 1C9, Canada	Former President and Chief Executive Officer of Canadian Oil Sands Limited	Canada

Maureen Kempston Drakes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7, Canada	Corporate Director of BAM and former President, Latin America, Africa and Middle East of General Motors Corporation	Canada

J. Bruce Flatt, Director and Senior Managing Partner and Chief Executive Officer	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of BAM	Canada

Robert J. Harding, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Past Chairman of BAM	Canada

David W. Kerr, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman of Halmont Properties Corp.	Canada

Brian W. Kingston, Senior Managing Partner	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Senior Managing Partner of BAM	Canada

Brian D. Lawson, Senior Managing Partner and Chief Financial Officer	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of BAM	Canada

Page 18 of 29 Pages

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Murilo Ferreira, Director	Rua General Venãncio Flores, 50 Cob 01, Leblon, Rio de Janeiro	Former CEO of Vale SA	Brazil

Rafael Miranda, Director	C/Santiago de Compostela 100, 280035 Madrid, Spain	Former CEO of Endesa, S.A.	Spain

Cyrus Madon, Senior Managing Partner	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of BAM	Canada

Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of BAM and Deputy Chair of TD Bank Group	Canada

Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Corporate Director of BAM and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil	Lebanon and U.S.A

Lord Augustine Thomas O’Donnell, Director	P.O. Box 1, TD Centre, 66 Wellington St. W., 4th Floor, TD Tower Toronto, Ontario M5K 1A2, Canada	Chairman of Frontier Economics and Strategic Advisor of TD Bank Group	United Kingdom

Samuel J.B. Pollock, Senior Managing Partner	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of BAM	Canada

Ngee Huat Seek, Director	501 Orchard Road #08—01 Wheelock Place Singapore 238880	Former Chairman of the Latin American Business Group, Government of Singapore Investment Corporation	Singapore

Diana L. Taylor, Director	Solera Capital L.L.C 625 Madison Avenue, 3rd Floor New York, N.Y. 10022	Vice Chair of Solera Capital LLC	U.S.A

A.J. Silber, Vice President, Legal Affairs and Corporate Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President, Legal Affairs and Corporate Secretary of BAM	Canada

Page 19 of 29 Pages

SCHEDULE II

Partners Limited

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jack L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

David W. Kerr, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman of Halmont Properties Corp.	Canada

Brian D. Lawson, Director and President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of BAM	Canada

George E. Myhal, Director	181 Bay Street, Brookfield Place, Suite 210, Toronto, Ontario, M5J 2T3, Canada	President and CEO of PVI Management Inc.	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada

Michelle Kielb, Treasurer	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Accountant	Canada

Loretta Corso, Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator of BAM	Canada

Page 20 of 29 Pages

SCHEDULE III

Brookfield Holdings Canada Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Aleks Novakovic Director, Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of BAM	Canada

Dennis Blasutti Director, President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Finance, BAM	Canada

Rami El Jurdi Director, Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President, Finance, BAM	Canada

Arin Jonathan Silber Director, Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President, Legal Affairs and Corporate Secretary of BAM	Canada

Simon Chernin Vice President and Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Legal, BAM	Canada

Page 21 of 29 Pages

SCHEDULE IV

Brookfield US Holdings Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Aleks Novakovic Director, Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of BAM	Canada

Dennis Blasutti Director, President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Finance, BAM	Canada

Rami El Jurdi Director, Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President, Finance, BAM	Canada

Arin Jonathan Silber Director, Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President, Legal Affairs and Corporate Secretary of BAM	Canada

Simon Chernin Vice President and Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Legal, BAM	Canada

Page 22 of 29 Pages

SCHEDULE V

Brookfield US Corporation

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Barry Blattman Director, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Vice-Chairman of BAM	U.S.A

Rami El Jurdi Director, Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President, Finance, BAM	Canada

Jordan Kolar Director, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Senior Vice President, Tax, BAM	U.S.A.

Aleks Novakovic Director, Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of BAM	Canada

Mark Srulowitz President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner of BAM	U.S.A.

Josh Zinn Director, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Senior Vice President, BAM	Australia

Page 23 of 29 Pages

SCHEDULE VI

BUSC Finance LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Mark Srulowitz, President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner of BAM	U.S.A.

Jordan Kolar, Manager and Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President, Tax, BAM	U.S.A.

Josh Zinn, Manager and Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President of BAM	Australia

Rami El Jurdi, Manager and Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President, Finance, BAM	Canada

Page 24 of 29 Pages

SCHEDULE VII

Brookfield Property Group LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Brian W. Kingston, Director and Chief Executive Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner of BAM	Canada

Bryan Davis, Director and Chief Financial Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner of BAM	Canada

Brett Fox, Director and Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner of BAM	U.S.A

Page 25 of 29 Pages

SCHEDULE VIII

Brookfield Strategic Real Estate Partners II GP OF GP LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Richard B. Clark, Chairman	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner of BAM	U.S.A.

Brian W. Kingston, Chief Executive Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner of BAM	Canada

Bryan Davis, Chief Financial Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner of BAM	Canada

Brett Fox, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner of BAM	U.S.A

Sophie Fallman, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner of BAM	Australia

Page 26 of 29 Pages

SCHEDULE IX

Brookfield Strategic Real Estate Partners II GP L.P.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Richard B. Clark, Chairman	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner of BAM	U.S.A.

Brian W. Kingston, Chief Executive Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner of BAM	Canada

Bryan Davis, Chief Financial Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner of BAM	Canada

Brett Fox, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner of BAM	U.S.A

Sophie Fallman, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner of BAM	Australia

Page 27 of 29 Pages

SCHEDULE X

Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Richard B. Clark, Chairman	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner of BAM	U.S.A.

Brian W. Kingston, Chief Executive Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner of BAM	Canada

Bryan Davis, Chief Financial Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner of BAM	Canada

Brett Fox, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner of BAM	U.S.A

Sophie Fallman, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner of BAM	Australia

Page 28 of 29 Pages

INDEX TO EXHIBITS

Exhibit 1
Initial Articles Supplementary of American Realty Capital Hospitality Trust, Inc. filed with the State Department of Assessments and Taxation of Maryland on January 13, 2017 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed on January 13. 2017 (Commission File No. 000-55394)).

Exhibit 2
Securities Purchase, Voting and Standstill Agreement, dated as of January 12, 2017, by and among American Realty Capital Hospitality Trust, Inc., American Realty Capital Hospitality Operating Partnership, LP and Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on January 13, 2017 (Commission File No. 000-55394)).

Exhibit 3
Framework Agreement, dated as of January 12, 2017, by and among American Realty Capital Hospitality Advisors, LLC, American Realty Capital Hospitality Properties, LLC, American Realty Capital Hospitality Grace Portfolio, LLC, Crestline Hotels & Resorts, LLC, American Realty Capital Hospitality Trust, Inc., American Realty Capital Hospitality Operating Partnership, LP, American Realty Capital Hospitality Special Limited Partnership, LLC, and solely in connection with Sections 7(b), 7(d), 8, 9 and 10 through 22 (inclusive) thereto, Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on January 13, 2017 (Commission File No. 000-55394)).

Exhibit 4
Articles Supplementary of Hospitality Investors Trust, Inc., filed with the State Department of Assessments and Taxation of Maryland on March 31, 2017 (incorporated by reference to Exhibit 3.2 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 5
Amended and Restated Agreement of Limited Partnership of Hospitality Investors Trust Operating Partnership, L.P., dated as of March 31, 2017 (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 6
Ownership Limit Waiver Agreement, dated as of dated as of March 31, 2017 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 7
Registration Rights Agreement, dated as of March 31, 2017, by and among Hospitality Investors Trust, Inc., Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC, American Realty Capital Hospitality Advisors, LLC and American Realty Capital Hospitality Properties, LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 8
Amended and Restated Bylaws of Hospitality Investors Trust, Inc., dated as of March 31, 2017, filed with the State Department of Assessments and Taxation of Maryland on March 31, 2017 (incorporated by reference to Exhibit 3.4 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 9
Compensation Payment Agreement, dated as of March 31, 2017, by and among Hospitality Investors Trust, Inc., Lowell G. Baron, Bruce G. Wiles and BSREP II Hospitality II Board LLC (incorporated by reference to Exhibit 10.22 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 10	Joint Filing Agreement (incorporated by reference to Exhibit 10 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394))

Exhibit 11
First Follow-On Funding Notice dated as of January 12, 2018, by and among Hospitality Investors Trust Operating Partnership, L.P. and Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (filed herewith)

Page 29 of 29 Pages